Exhibit 99.1

ASX ANNOUNCEMENT

8 January 2018

Marvel Digital Limited Participating at the International Consumer Electronics Show 2018 in Las Vegas

The Directors of Integrated Media technology Limited ("IMT" or the "Company") are pleased to announce that the Company's wholly owned subsidiary, Marvel Digital Limited ("MDL") will be attending the upcoming Consumer Electronics Show ("CES") 2018 held in Las Vegas USA from the 9th to 12th of January 2018 to display its latest products.

MDL representatives will be located at booth#6119 at North Hall of Las Vegas Convention Centre. MDL has been attending the CES exhibitions for the past years to showcase the global audiences our UHD 4K glasses-free 3D visualization technologies. This will be the first time MDL unveils its new image display solution under our brand - GOXD. GOXD will exhibit its flagship product MemtoTM Live Picture Frame, which is the world-first cloud-based picture frame bringing 4K UHD (3400 x 2160) glasses-free 3D image displays to home at reasonable price, and it is the only digital frame that supports Live PhotoTM and cinemagraph playback. In addition, it provides a revolutionary picture application including 2D to 3D conversion, PixBoost 4K upscaling, photo editing as well as a MemtoWorld marketplace where users can access and download unlimited masterpieces from global artist collaborations and show it on their MemtoTM at home. From using our free cloud service, users can save and edit photos anytime anywhere, or send photos remotely to families and friends to share their exciting moments.

MDL will also display in the CES its 3x1 UHD 4K Glasses-free 3D Video Wall. Equipped with the most advanced lenticular 3D technology, the device can deliver a stunning 3D visual experience without the need of 3D glasses. MDL's Glasses-free 3D Video Wall comes in different combinations of displays to fit in different venue size and requirement. Other glasses-free 3D products including a 65" large LCD display in 4K UHD glasses-free 3D visualization, glasses-free 3D tablets and smartphones will also be displayed at the exhibition.

We are delighted to showcase and introduce MDL's latest products to customers, partners and stakeholders at the CES. We look forward to meeting you there.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Tech East

Las Vegas Convention and World Trade Center, Westgate Las Vegas and Renaissance Las Vegas

CES Consumer Technology Association

MDL Booth #6119

Show Services at Tech East
Accessibility Desk
LVCC, North Hall Upper Level near N250
CES 2019 Exhibit Space Selection
LVCC, South Hall Connector, Room S223
Conference Sessions
LVCC, North Hall, Upper Level Meeting Rooms N253-N264
LVCC, South Plaza, Booth #62000
Westgate, Pavilion 9
CTA Member Lounges
LVCC, North Hall Upper Level, Outside Room N250
LVCC, South Hall Connector, Room S220
Exhibitor News Conferences
LVCC, South Hall Connector, Rooms S227-S228
International Business Center (IBC)
LVCC, South Hall Connector, Room S224
Media Rooms
LVCC, South Hall Connector, Rooms S221 and S229
Registration
Attendee:
LVCC, Central Plaza
Westgate Ballroom
Conference:
LVCC, North Hall 4, Upper Level Lobby
Exhibitor:
LVCC, Central Plaza
LVCC, South Hall 2 Lobby
Westgate Ballroom
Media:
LVCC, Central Plaza (Tue-Thurs)
LVCC, South Hall Connector, Room S229
Show Offices
LVCC, North Hall 4
LVCC, South Hall Connector, Room S219
Westgate, Paradise Center Foyer
Westgate Las Vegas
Westgate Paradise Center Booth #s 300-1399
Westgate Pavilion Booth #s 1400-2099
Westgate Ballroom
Diamond Lot
North Plaza Booth #s NP1-NP20
Gold Lot
Stop C
Paradise Rd.
Joe W. Brown Dr.
North Rd.
North Hall Booth #s 3000-9999
Las Vegas Convention and World Trade Center
Meeting Rooms Upper Level, N250-N264
Meeting Rooms Lower Level, N101-N120 Upper Level, N201-N240
Blue Lot
Stop D
Stop B
Grand Lobby Booth #s GL1-GL15
Central Concourse
CS Lobby
Central Plaza Booth #s CP1-CP35
Central Hall Booth #s 10000-18999
South Hall Connector
Meeting Rooms Upper Level, S219-S233
Desert Inn Rd.
Silver 3
Upper Level
South Hall 3 Booth #s 30000-32999
South Hall 4 Booth #s 35000-37999
Meeting Rooms S201-S218
S4 Lobby
S3 Lobby
South Hall 1 Booth #s 20000-22999
Ground Level
South Hall 2 Booth #s 25000-27999
Meeting Rooms S101-S118
S2 Lobby
S1 Lobby
Stop A
Stop E
Renaissance Las Vegas
South Plaza Design & Source Showcase Booth #s 60000-64999
To Tech West and Tech South
Swenson St.
Sierra Vista Dr.
Key
Hotel Shuttle Buses
CSpace Shuttle
LVCC Shuttle Loop Stops A-E
Tech Express
Parking Shuttle
Passenger Pickup/Drop-off
Taxi
Badge Pickup
Registration
Las Vegas Monorail
Accessibility Desk
Automatic Doors
Elevators

CES hosts a variety of Marketplaces and product categories. Visit CES.tech for more information. As of Dec. 5, 2017. Locations subject to change. Map not to scale.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948

Yours sincerely,

/S/ Dr. Herbert Ying Chiu Lee

Dr. Herbert Ying Chiu Lee

Executive Chairman and Chief Executive Officer

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Cautionary Statement

Certain statements contained in this announcement constitute forward looking statements within the meaning of applicable securities laws including, among others, statements made or implied relating to the Company's objectives, strategies to achieve those objectives, the Company's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements generally can be identified by words such as "objective", "may", "will", "expect", "likely", "intend", "estimate", "anticipate", "believe", "should", "plans" or similar expressions suggesting future outcomes or events. Such forward looking statements are not guarantees of future performance and reflect the Company's current beliefs based on information currently available to management. Such statements involve estimates and assumptions that are subject to a number of known and unknown risks, uncertainties and other factors inherent in the business of the Company which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made and readers are advised to consider such forward looking statements in light of the risks set forth above. Except as required by applicable securities laws, the Company assumes no obligation to update or revise any forward looking statements to reflect new information or the occurrence of future events or circumstances.

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948